Exhibit 21

Subsidiaries of J.B. Hunt Transport Services, Inc.

a)    J.B. Hunt Transport, Inc.,  a Georgia corporation

b)   L.A., Inc.,  an Arkansas corporation

c)    J.B. Hunt Corp.,  a Delaware corporation

d)   J.B. Hunt Logistics, Inc.,  an Arkansas corporation

e)    Hunt Mexicana, S.A. de C.V.,  a Mexican corporation

f)    FIS, Inc.,  a Nevada corporation